Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

CERENCE LLC

15 Wayside Road

Burlington, MA 01803

July 23, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs and Edwin Kim
Division of Corporate Finance
Office of Information Technologies and Services

Re:	Cerence LLC
Draft Registration Statement on Form 10
CIK No. 0001768267

Dear Ms. Jacobs and Mr. Kim:

On behalf of Cerence LLC, a Delaware limited liability company (the “Company”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on May 20, 2019.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated June 17, 2019 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto and also provided are hard copies of Amendment No.1, marked to show changes from the initial confidential submission of the Registration Statement on May 20, 2019. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

The Company respectfully submits the following as its responses to the Staff:

Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2019

Draft Registration Statement on Form 10-12B submitted May 21, 2019

Business

Market Opportunities and Industry Trends, page 65

1.

You indicate that autonomous driving is a key industry trend and cognitive assistance in the domain of trip planning will gradually and partially replace physical driving controls. Please clarify whether your products are currently used in autonomous driving systems.

In response to the Staff’s comment, the Company has added disclosure on pages 9 and 64. Although the Company has entered into agreements to provide its solutions and has had its solutions used in trials for autonomous driving systems, the Company’s solutions have not yet been used in commercially available applications.

Research, Development, and Intellectual Property, page 68

2.

Please provide a brief description of how your intellectual property portfolio that you will take possession as part of the spin-off differs from the intellectual property that will be retained by Nuance. On pages 108 and 109, you refer to the Nuance intellectual property as “related to the Business” of Cerence or its “field of use.” Please provide more specificity as to range of intellectual property Cerence will receive, the intellectual property that Nuance will license to Cerence, and the intellectual property that are not part of intellectual property agreement.

In response to the Staff’s comment, the Company has provided additional disclosure on pages 111 and 112.

3.

To the extent there are any material restrictions as to the use of either your intellectual property or those from Nuance subject to the intellectual property agreement, please consider adding a risk factor to address such restrictions.

In response to the Staff’s comment, the Company has supplemented its disclosure on page 32 and 33.

Key Metrics, page 70

4.

Please advise whether the current management of the units that will comprise Cerence uses any key performance indicators to evaluate their business beyond the financial measures provided on page 72. For example, you referenced an installed base figure on page 64 and units to be shipped, renewals, and vehicle end users on page 61.

Current management determined the financial metrics provided on page 73 to be the only key performance indicators for Cerence. As the Company onboards the future management team, the Company will continue to reevaluate other financial metrics and metrics as key performance indicators.

Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Results, page 74

5.

Please explain the basis for your accounting classification treatment of acquired patent amortization included within cost of revenues whereas the amortization of other intangible assets, such as acquired customer relationships, trade names and trademarks, are included within operating expenses.

The Company’s acquired intangible assets include technology and customer relationships. In determining the appropriate classification of amortization of acquired intangible assets, the Company considers (i) the nature of the underlying assets, (ii) the classification of expenses that would have otherwise incurred internally had these assets not been acquired externally, and (iii) whether the expenses are directly or indirectly related to providing the Company’s products and services.

The Company’s core and completed technology assets primarily consist of those technologies that are currently in use and integrated in the Company’s software products and connected services. The amortization expense is directly related to the Company’s products and services and thus is included within cost of revenues. The Company’s customer relationship assets represent the relationships with new customers that were acquired through business acquisitions. Customer acquisition costs that would have been incurred otherwise are included within sales and marketing expenses. Similarly, had the Company developed the trade names and trademarks that it acquired externally, the costs incurred would have been included within sales and marketing. Therefore, the Company respectfully advises the Staff that it believes that its current presentation of amortization expenses related to acquired intangible assets is appropriate.

Future Liquidity, page 86

6.	Please discuss the adequacy of the cash and cash equivalents that will be transferred to Cerence from Nuance at the close of the distribution.

In response to the Staff’s comment, Amendment No.1 has been supplemented in Future Liquidity on page 86 with a statement disclosing that Cerence will have adequate cash and cash equivalent resources at the close of the distribution.

Reorganization Transactions, page 104

7.

Please provide a materially complete description of the reorganization transactions that must occur through the close of the distribution to Nuance stockholders of shares of Cerence. An illustration of the reorganization transactions and the spin-off may be useful to stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 to provide a general description of the principal components of the Reorganization Transactions. Historically, although Nuance’s automotive business has been reported as a separate segment, it has been fully integrated with the rest of Nuance’s businesses. As a result, a complex series of transactions that comprise the Reorganization Transactions are necessary to separate Nuance’s

Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2019

automotive business from its remaining businesses. More specifically, the Reorganization Transactions involve over 70 steps with over 40 different subsidiaries in more than 15 jurisdictions, all of which are designed to effect the transfer of assets and liabilities comprising the Business to the Company or its subsidiaries, and the transfer of assets and liabilities comprising the business retained by Nuance to Nuance or its subsidiaries. The Company respectfully submits that more granular detail concerning the Reorganization Transactions would not provide investors with additional information useful to an investment decision but, to the contrary, would likely be confusing to investors in its volume and technical nature.

Exclusive Forum, page 113

8.

Your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 117.

Index to combined financial statements, page F-1

9.

We note your Emerging Growth Company status where you have presented audited financial statements for the last two fiscal years. Furnish all financial statements required by Regulation S-X and the supplementary financial information required by Item 302 of Regulation S-K pursuant to Item 13 of Form 10. Please also refer to the Division of Corporation Finance Financial Reporting Manual 10220.1(d).

In response to the Staff’s comment, the Information Statement has been supplemented on page F-33 to include additional information as required by Item 302 of Regulation S-K pursuant to Item 13 of Form 10. As discussed with the Staff, the Company expects to file a future amendment to the Form 10 in August 2019 to supplement the Information Statement with additional financial information for fiscal year 2016 as required by Regulation S-X.

Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2019

10.	Please update your financial statements in your next amendment to Form 10. Please refer to Rule 3-12(g) of Regulation S-X.

In response to the Staff’s comment, the Information Statement has been updated to include interim financial statements for the six months ended March 31, 2019.

Notes to the Combined Financial Statements

Note 2. Basis of Presentation, page F-9

11.

You disclose that the combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Nuance corporate level by shared entities but which are specifically identifiable or allocable to the Cerence business. Regarding the allocations, revise to disclose more fully the allocation methods and assumptions used. For example, disclose the guidance, assumptions and methodology used to allocate Nuance goodwill Cerence. Please refer to SAB Topic 1.B.1 and specifically, with respect to the goodwill, ASC 350-20-35-45 and 46.

In response to the Staff’s comment, the Company has supplemented the Information Statement in footnote 2 to the audited financial statements on page F-9 to disclose in more detail the allocation methods and assumptions used to allocate assets and liabilities of Nuance corporate, with the exception of goodwill, to the Cerence business. Additionally, the Company has revised footnote 3(e) on page F-13 to include the goodwill allocation methodology.

12.

Tell us and disclose the rationale for not reflecting the Nuance allocable stock-based compensation in the Cerence Combined Statements of Operations while reflecting it in the net parent investment as you have disclosed on page F-10.

The Company respectfully advises the Staff that Nuance allocable stock-based compensation was reflected in the Company’s Combined Statement of Operations and appears in the Information Statement in footnote 13 on page F-25, which discloses the split of stock-based compensation across the financial statement line items of the Company’s Combined Statements of Operations.

Note 3. Summary of Significant Accounting Policies

(c) Revenue recognition, page F-11

13.

On page F-11, you state that you offer some of your products via a Software-as-a-Service model also known as a hosted model. In this type of arrangement, you are compensated in three ways: (1) fees for up-front set-up of the service environment and (2) fees charged for hosted service subscriptions. However, you only cited two ways in your disclosures. Please clarify or revise to denote the on-demand service subscription fees as item “(3).”

In response to the Staff’s comments, the Company has revised the Information Statement in footnote 3(c) to the audited financial statements on page F-11 to only reference “two ways”.

Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2019

General

14.

You disclose that Nuance may distribute at least 80.1% of the common stock of Cerence, Inc. to stockholders , but as much as 100% of the Cerence shares if you do not receive a private letter ruling from the IRS as to the tax free treatment of the spin-off prior to the distribution. You further indicate that Nuance may retain up to 18.5% ownership interest in Cerence, but will sell all of the shares to third parties so soon as reasonable practicable following the spin-off. Please clarify how you will disclose to investors whether the IRS private letter ruling has been received and the amount of shares that Nuance will retain. Further, if Nuance has discretion as to the amount of Cerence shares it will retain, please clarify how Nuance’s management will decide on the appropriate amounts and its potential impact on the operations and financial condition for Cerence. For example, it is unclear whether the size of the amount of shares retained by Nuance will impact the Cerence dividend policy, the amount of cash transferred to Cerence as part of the spin-off, and the amounts of indebtedness to be incurred by Cerence.

The Company expects to receive the IRS private letter ruling in advance of requesting that the Registration Statement be declared effective and, as a result, the Information Statement that is distributed to Nuance stockholders will indicate whether the IRS private letter ruling has been obtained and, if applicable, the actual number of shares that Nuance will retain. The Company believes the amount of shares retained by Nuance will not impact Cerence’s operations or financial condition. Cerence has no current plans to raise funds by selling equity securities. In addition, the retention of shares by Nuance will not impact Cerence dividend policy, the amount of cash transferred to Cerence as part of the spin-off or the amount of indebtedness to be incurred by Cerence. The retention determination to be made by Nuance is only expected to impact the number of Cerence shares to be distributed to its stockholders.

* * *

Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2019

If you have any questions regarding Amendment No. 1 and the Information Statement, please do not hesitate to contact the undersigned at (781) 565-4792 or John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Sincerely,

/s/ Leanne Fitzgerald

Leanne Fitzgerald
Vice President, Associate General Counsel & Assistant Secretary of Nuance Communications, Inc., as sole member of Cerence LLC

cc:	Arthur Giterman, Chief Accounting Officer

Nuance Communications, Inc.

John C. Kennedy

Steven J. Williams

David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP